UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 26, 2010
PROSPECT CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Maryland (State of jurisdiction)	333-114552 (Commission File No.)	43-2048643 (IRS Employer Identification No.)
10 East 40th Street, 44th Floor
New York, NY 10016
(Address of principal executive offices and zip code)
Registrant’s telephone number, including area code: 212-448-0702
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.
On January 26, 2010, Prospect Capital Corporation issued a press release containing a copy of a letter delivered to the Board of Directors of Allied Capital Corporation (“Allied”) raising its offer to acquire Allied . A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits.

Exhibit
Number	Description

99.1	Press Release, dated January 26, 2010

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Prospect Capital Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prospect Capital Corporation
Dated: January 26, 2010	By:	/s/ John F. Barry III
John F. Barry III
Chief Executive Officer

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EXHIBIT INDEX
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits.

Exhibit
Number	Description

99.1	Press Release, dated January 26, 2010

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Exhibit 99.1
Prospect Capital Raises Bid for Allied Capital, Further Increasing Premium Over Ares
Transaction
NEW YORK — (Market Wire) — January 26, 2010 — Prospect Capital Corporation (NASDAQ: PSEC, “Prospect”) announced today that it has delivered a letter to the Board of Directors of Allied Capital Corporation (“Allied”) raising its offer to acquire Allied. Set forth below is the full text of the letter:
January 26, 2010
Board of Directors
c/o John M. Scheurer
Chief Executive Officer and President
Allied Capital Corporation
1919 Pennsylvania Avenue N.W.
Washington, D.C. 20006
Ladies and Gentlemen:
We hereby increase our offer to acquire Allied Capital Corporation to 0.40 of a share of Prospect common stock for each share of Allied common stock. As discussed below, the implied value of our offer is now more than 20% greater than the implied value of Ares’ offer to Allied shareholders.
Revised Superior Value: Based on an after-market trading price of $12.56 per share of Prospect common stock on January 25, 2010, Prospect’s offer represents a value of $5.02 per share of Allied common stock, which is an over 20% premium to the $4.17 value per Allied share implied by an exchange ratio of 0.325 of a share of Ares common stock in the Ares merger (based on a $12.84 after-market trading price of Ares common stock price on January 25, 2010).
Revised Superior Dividends: Based on our proposed exchange ratio and Ares’ and our most recent quarterly dividend, our offer would provide Allied shareholders with a pro forma quarterly dividend of $0.164 per share of Allied common stock, which is more than 40% higher than the pro forma quarterly dividend of $0.114 per share of Allied common stock under the Ares merger.
Superior Upside Potential: Based on our proposed exchange ratio, Allied shareholders would receive 71.7 million shares of Prospect common stock, representing 53% of the ownership of the combined entity. A Prospect-Allied combination would preserve greater upside for existing shareholders of Allied than would a combination with Ares, where Allied shareholders would expect to own only 31% of the combined entity, after giving effect to the proposed equity offering Ares announced yesterday.

Transaction Certainty: We are confident that we can promptly consummate the proposed transaction. We have reviewed the merger agreement signed between Allied and Ares and are comfortable, subject to due diligence, executing an agreement with Allied substantially similar to Allied’s agreement with Ares. We believe we can complete our due diligence within 15 business days once full access to due diligence materials has been granted. Given our access to debt and equity capital markets and our lower existing and pro forma leverage profile in comparison to Ares, we are confident we will be able to maintain or refinance Allied’s existing institutional debt. Unlike Ares, we have successfully merged with another publicly traded business development company, Patriot Capital, following an auction, which should dispel any doubt as to our ability and resolve to complete this merger.
Streamlined Integration: While Ares has not made any public announcement about the fate of Allied’s professional staff in Washington, D.C. or New York, we are interested in retaining a significant portion of the Allied team, in order to maximize continuity of asset management and monetization of the portfolio and to reduce integration risk.
We believe our offer represents a compelling strategic combination that will generate superior value for Allied shareholders in comparison to the Ares proposal. Allied has successfully restructured its institutional debt, does not face a liquidity crisis and has benefited from the improvement in the debt markets. Accordingly, we do not understand why the Allied board insists on barreling ahead with an inferior transaction with Ares without talking to us or engaging with us in any way. We do not see how completely ignoring a superior offer serves Allied shareholders.
Should the Allied board continue to “stiff arm” us, we are prepared to pursue all available options, including bringing the matter directly to Allied shareholders.
We look forward to your favorable response by 5 P.M., Eastern Standard Time on Thursday, January 28, 2010.

Very truly yours, Prospect Capital Corporation
By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President and COO

cc:	Gary Swidler, BofA Merrill Lynch Ian Simmonds, BofA Merrill Lynch
ABOUT PROSPECT CAPITAL CORPORATION
Prospect Capital Corporation (www.prospectstreet.com) is a closed-end investment company that lends to and invests in private and microcap public businesses. Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments.
We have elected to be treated as a business development company under the Investment Company Act of 1940 (“1940 Act”). We are required to comply with a series of regulatory requirements under the 1940 Act as well as applicable NASDAQ, federal and state rules and regulations. We have elected to be treated as a regulated investment company under the Internal Revenue Code of 1986. Failure to comply with any of the laws and regulations that apply to us could have an adverse effect on us and our shareholders.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, whose safe harbor for forward-looking statements does not apply to business development companies. Such forward-looking statements may relate to us and/or our industry and address matters that involve risks and uncertainties. Forward-looking statements reflect our current views and assumptions with respect to future events, operations, business plans, business and investment strategies and portfolio management, the performance of our investments and our investment management business and the economy. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs, and our assumptions. Words such as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “seeks,” “anticipates,” “anticipated,” “should,” “could,” “may,” “will,” “designed to,” “foreseeable future,” “believe,” “believes,” “currently anticipates,” “currently believes” and “scheduled” and variations of these words and similar expressions are intended to identify forward-looking statements. Our actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:
•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	difficulty in obtaining financing or raising capital, especially in the current credit and equity environment;

•	the level and volatility of prevailing interest rates and credit spreads, magnified by the current turmoil in the credit markets;

•	adverse developments in the availability of desirable loan and investment opportunities whether they are due to competition, regulation or otherwise;

•	a compression of the yield on our investments and the cost of our liabilities, as well as the level of leverage available to us;

•	our regulatory structure and tax treatment, including our ability to operate as a business development company and a regulated investment company;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments,

•	authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board, the Securities and Exchange Commission, Internal Revenue Service, the NASDAQ, and other authorities that we are subject to, as well as their counterparts in any foreign jurisdictions where we might do business;

•	our ability to manage future growth;

•	our dependence on Prospect Capital Management’s key management personnel;

•	the highly competitive market for investment opportunities in which we operate;

•	uncertainty as to the value of our portfolio investments;

•	additional risks to which senior securities, including debt, expose us;

•	changes in interest rates;

•	our need to raise additional capital to grow because of the requirement that we distribute most of our income;

•	the lack of liquidity in our investments;

•	fluctuations in our quarterly results;

•	fluctuations in our net asset value;

•	potential conflicts of interest and their impact on investment returns;

•	our incentive fee’s impact on the types of investments made by Prospect Capital Management;

•	changes in laws or regulations;

•	risks relating to our operation as a business development company;

•	risks relating to our investments and securities

•	the integration of Patriot or other businesses we acquire or new business ventures we may start;

•	uncertainty as to whether Allied will enter into and consummate the proposed transaction with Prospect on the terms set forth in our offer; and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in our filings with the SEC.
Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this press release should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” and elsewhere in our filings with the SEC. You should not place undue reliance on these forward-looking statements, which apply only as of the date of such filings.
Additional Information about the Proposed Transaction and Where to Find It:
This press release is not a proxy statement or a solicitation of proxies and does not constitute an offer to sell or a solicitation of an offer to buy any securities. This press release relates to a business combination transaction with Allied proposed by Prospect, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Prospect would file with the SEC regarding the proposed transaction if such a negotiated transaction with Allied is reached or for any other document which Prospect may file with the SEC and send to Allied or Prospect shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLIED AND PROSPECT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the contact listed below.
Prospect and its directors, executive officers and other persons may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Prospect’s directors and executive officers is available in Prospect’s proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on October 16, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings and otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this communication concerning Allied and Ares was obtained from public sources. While Prospect has no knowledge that any such information is inaccurate or incomplete, Prospect has not had the opportunity to verify any of such information.
For additional information, contact:
Grier Eliasek, President and Chief Operating Officer
grier@prospectstreet.com
Telephone (212) 448-0702